September 17, 2009

By U.S. Mail and facsimile (706) 745-8960

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512

>   **Re:**   **United Community Banks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **Filed August 7, 2009**
>   **File Number 0-21656**

Dear Mr. Tallent:

We have reviewed your response letter dated August 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q Filed for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 13 - Goodwill, page 17

1.   We read your response to our prior comment four. It appears your decision not to perform additional impairment testing was primarily based on the incremental improvement in your stock price during the second quarter and on your comparison of your projected and actual results (i.e. which included the one-time FDIC related gain). We agree the improvement in your stock price is one factor that should be considered, however, other factors of equal or greater prominence should also be considered. Please provide us with a more robust and comprehensive discussion of the positive and negative factors you considered in your determination as to whether additional goodwill

impairment testing was required (pursuant to SFAS 142) during the quarter ended June 30, 2009. Your response should expand on the information you provided in your previous response and should also address negative factors, such as (but not limited to) your continued losses, greater than estimated deterioration in various key performance indicators and ratios, and any other pertinent information.

2.   Further, please tell us whether there have been any triggering events during the 3rd quarter of fiscal 2009 which may have caused the Company to consider whether an interim period goodwill impairment analysis was required. If so, provide us with a status of this analysis (e.g. pass/failure of step 1 goodwill testing, status of step 2 testing, amount of impairment, if any, etc.).

3.   We note your response to our prior comment four. In regard to the Company's conclusion that the determination of fair value under SFAS 107 is different than under SFAS 142, we note that with the adoption of SFAS 141R on 1/1/09, the determination of fair value would be the same under both pronouncements. Please note this going forward reflecting the necessary changes within the context of your interim period SFAS 107 disclosures.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452, or to Hugh West at 202-551-3872.

Sincerely,

Eric Envall